



Municipal Winemakers, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $124,000

Offering End Date: February 1, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Municipal Winemakers, LLC

Founded: July 26, 2007

Address: 406 E. Haley St #1
                   Santa Barbara, CA 93101

Industry: Wine Distribution & Sales

Employees: 23

Website: https://municipalwinemakers.com

Use of Funds Allocation:

If the maximum raise is met:

$118,420 (95.50%) – of the proceeds will go towards working capital- new location opening
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 13,100 Followers





Business Metrics:

	FY21	FY22	YTD 9/30/2023
Total Assets	$848,902	$1,097,890	$1,108,886
Cash & Cash Equivalents	$128,870	$150,874	$59,602
Accounts Receivable	$22,789	$10,868	$0
Short-term Debt	$226,015	$270,090	$304,537
Long-term Debt	$567,249	$1,064,294	$1,094,565
Revenue	$1,477,508	$1,546,801	$1,057,798
Cost of Goods Sold	$259,871	$294,017	$133,630
Taxes	$0	$0	$0
Net Income	$181,803	-$236,177	-$7,570

Recognition:

Municipal Winemakers, LLC (DBA Municipal Winemakers) was born from a deep-seated passion for winemaking and a desire to break the mold of traditional wineries. Our founder, David Potter, initially embarked on a path toward law but found his true calling in the vineyards of Santa Barbara and Santa Cruz during his college years. His journey led him to Australia, where he honed his craft in Oenology and Viticulture, further fueling his passion for creating exceptional wines. The creation of Municipal Winemakers is not just about producing wine; it's about fostering a culture of inclusivity, sustainability, and innovation in the wine industry.

About:

Municipal Winemakers, LLC (DBA Municipal Winemakers) aims to be more than just a winery; they're community-focused and foster connections in their local area and through their online presence. They demystify the winemaking process, offering an authentic, engaging experience to customers.

For more information, contact our Customer Support Team at support@thesmbx.com

